As Filed with the Securities and Exchange Commission on June 20, 2003

Registration No. 333-_________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INFOTECH USA, INC.
(formerly SysComm International Corporation)
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

11-2889809
(I.R.S. Employer Identification No.)

7 Kingsbridge Road
Fairfield, New Jersey 07004
(973) 227-8772
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

SysComm International Corporation 1998 Stock Option Plan
SysComm International Corporation 1999 Employee Stock Purchase Plan
Non-Qualified Stock Option Award Granted to David A. Loppert dated January 1, 2001
SysComm International Corporation 2001 Flexible Stock Plan
(Full title of the plans)

J. Robert Patterson
7 Kingsbridge Road
Fairfield, New Jersey 07004
(973) 227-8772
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:
Denis P. McCusker, Esq.
Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, Missouri 63102-2750
(314) 259-2000

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (3)	Proposed maximum aggregate offering price(3)	Amount of registration fee
Common Stock, par value $0.01 per share(1) (2)	11,500,000 shares(1) (2)	$0.35	$4,025,000	$326

(1) The registration statement also includes an indeterminable number of additional shares that may become issuable pursuant to antidilution provisions.

(2) In addition, pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plans described herein.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) under the Securities Act of 1933 based on the average of the high and low prices of the common stock on June 12, 2003, as reported on the over-the-counter bulletin board.

PART I

INFORMATION REQUIRED IN THE
SECTION 10(a) PROSPECTUS

Item 1. Plan Information.

Information required by Part I of Form S-8 to be contained in the Section 10(a) prospectus is omitted from this registration statement in accordance with Rule 428 under the Securities Act of 1933, as amended ("Securities Act"), and the Note to the instructions to Part I of Form S-8.

Item 2. Registrant Information and Employee Plan Annual Information.

Information required by Part I of Form S-8 to be contained in the Section 10(a) prospectus is omitted from this registration statement in accordance with Rule 428 under the Securities Act and the Note to the instructions to Part I of Form S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents heretofore filed by the registrant with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"), are incorporated herein by reference:

- Current Report on Form 8-K dated May 14, 2003 (filed on May 14, 2003);

- Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (filed on May 14, 2003);

- Current Report on Form 8-K dated April 9, 2003 (filed on April 9, 2003);

- Current Report on Form 8-K dated February 28, 2003 (filed on March 14, 2003);

- Current Report on Form 8-K dated February 14, 2003 (filed on February 14, 2003);

- Quarterly Report on Form 10-Q for the quarter ended December 31, 2002 (filed on February 14, 2003);

- Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (filed on December 23, 2002), as amended on Form 10-K/A (filed on January 28, 2003); and

- Registration Statement on Form 8-A (filed on June 13, 1997), registering our common stock under Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

All documents filed by the registrant with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering shall hereby be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained herein, in an amendment hereto, or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated herein by reference, which statement is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

The registrant's common stock is registered under Section 12 of the Exchange Act.

Item 5. Interests of Named Experts and Counsel.

None.

Item 6. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers provided that this provision shall not eliminate or limit the liability of a directors (i) for any breach of the director's duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the registrant's by-laws, any agreement, vote of shareholders or otherwise.

The registrant's certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law.

The effect of the foregoing is to require the registrant to indemnify the officers and directors of the registrant for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonably cause to believe his conduct was unlawful.

Item 7. Exemption from Registration Claimed

Not applicable.

Item 8. Exhibits.

Reference is made to the Exhibit index.

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfield, State of New Jersey, on June 20, 2003.

InfoTech USA, Inc.

By: /S/ J. ROBERT PATTERSON
      J. Robert Patterson
      Vice President, Chief Financial Officer and Treasurer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Sebastian Perez and J. Robert Patterson, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ KEVIN MCLAUGHLIN (Kevin McLaughlin)	Chairman of the Board of Directors	June 20, 2003
/S/ SEBASTIAN PEREZ (Sebastian Perez)	Chief Operating Officer and acting President and Chief Executive Officer (Principal Executive Officer)	June 20, 2003
/S/ J. ROBERT PATTERSON (J. Robert Patterson)	Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)	June 20, 2003
/S/ ANAT EBENSTEIN (Anat Ebenstein)	Director	June 20, 2003
/S/ CHARLES L. DOHERTY (Charles L. Doherty)	Director	June 20, 2003

EXHIBIT INDEX

Exhibit No.	Description
4.1	Amended and Restated Certificate of Incorporation dated April 21, 1997 (incorporated herein by reference to Exhibit 3.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Commission on May 14, 2003).
4.2	Certificate of Amendment of Certificate of Incorporation dated March 22, 2002 (incorporated herein by reference to Exhibit 3.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Commission on May 14, 2003).
4.3	Certificate of Amendment of Certificate of Incorporation dated April 9, 2003 (incorporated herein by reference to Exhibit 3.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Commission on May 14, 2003).
4.4	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Commission on May 14, 2003).
4.5	SysComm International Corporation 1998 Incentive Stock Option Plan, as amended (incorporated herein by reference to Exhibit A to the registrant's definitive proxy statement filed with the Commission on December 27, 1999).
4.6	SysComm International Corporation 1999 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit A to the registrant's definitive proxy statement filed with the Commission on December 28, 1998).
4.7	Non-Qualified Stock Option Award Granted to David A. Loppert dated January 1, 2001 (incorporated by reference to Exhibit 4.1 to the registrant's Annual Report on Form 10-K for the year ended September 30, 2002, filed with the Commission on December 20, 2002)
4.8	SysComm International Corporation 2001 Flexible Stock Plan (incorporated herein by reference to Exhibit B to the registrant's definitive proxy statement filed with the Commission on February 28, 2001).
5.1	Opinion of Bryan Cave LLP relating to legality of the common stock.
23.1	Consent of J. H. Cohn LLP.
23.2	Consent of Rubin, Brown, Gornstein & Co., LLP.
23.3	Consent of Albrecht, Viggiano, Zureck & Company, P.C.
23.4	Consent of Bryan Cave LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

EXHIBIT 5.1



June 20, 2003

Board of Directors
InfoTech USA, Inc.
7 Kingsbridge Road
Fairfield, New Jersey
07004

Ladies and Gentlemen:

We are acting as counsel for InfoTech USA, Inc., a Delaware corporation (the "Company"), in connection with the preparation and filing of this registration statement on Form S-8, File No. 333-_____ (the "Registration Statement") with the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement relates to an aggregate of 11,500,000 shares of the Company's common stock, par value $0.01 per share, issuable under the SysComm International Corporation 1998 Stock Option Plan, the SysComm International Corporation 1999 Employee Stock Purchase Plan, the Non-Qualified Stock Option Award granted to David A. Loppert dated January 1, 2001 and the SysComm International Corporation 2001 Flexible Stock Plan (collectively, the "Plans").

In connection herewith, we have examined and relied without independent investigation as to matters of fact upon such certificates of public officials, such statements and certificates of officers of the Company and originals or copies certified to our satisfaction of the Registration Statement, the Certificate of Incorporation and Bylaws of the Company, as amended and now in effect, proceedings of the Board of Directors of the Company and such other corporate records, documents, certificates and instruments as we have deemed necessary or appropriate in order to enable us to render this opinion. In rendering this opinion, we have assumed the genuineness of all signatures on all documents examined by us, the due authority of the parties signing such documents, the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based upon and subject to the foregoing, it is our opinion that the 11,500,000 shares of common stock of the Company covered by the Registration Statement, when issued on exercise of options granted pursuant to the Plans or otherwise, will be legally issued, fully paid and non-assessable shares of common stock of the Company.

This opinion is not rendered with respect to any laws other than the laws of the State of Delaware and the federal law of the United States. We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

Very truly yours,

/s/ BRYAN CAVE LLP

Bryan Cave LLP

One Metropolitan Square

211 North Broadway

Suite 3600

St. Louis, MO 63102-2750

Tel (314) 259-2000

Fax (314) 259-2020

www.bryancave.com

Associated Offices

Chicago

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    Abu Dhabi

    Dubai

Washington, DC

EXHIBIT 23.1

<u>CONSENT OF INDEPENDENT ACCOUNTANTS</u>

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated October 30, 2002 on our audit of the consolidated financial statements and financial statement schedules of InfoTech USA, Inc. and subsidiaries as of and for the year ended September 30, 2002, which report is included in the Annual Report on Form 10-K for the fiscal year ended September 30, 2002 previously filed by InfoTech USA, Inc.

/S/ J. H. COHN LLP

J. H. Cohn LLP

Roseland, New Jersey
June 19, 2003

EXHIBIT 23.2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this registration statement on Form S-8 dated June 20, 2003 of InfoTech USA, Inc. (formerly, SysComm International Corporation) (the "Company"), of our report dated November 7, 2001, relating to the financial statements and financial statement schedule which appears in the Company's Annual Report on Form 10-K for the year ended September 30, 2002.

/S/ RUBIN, BROWN, GORNSTEIN & CO., LLP

Rubin, Brown, Gornstein & Co., LLP
St. Louis, Missouri
June 20, 2003

EXHIBIT 23.3

<u>CONSENT OF INDEPENDENT ACCOUNTANTS</u>

To the Board of Directors and Stockholders
Infotech USA, Inc. (formerly SysComm International Corporation)

We consent to the incorporation by reference in this registration statement on Form S-8 filed June 20, 2003 of InfoTech USA, Inc. (the "Company") of our report dated December 15, 2000, relating to the financial statements and financial statement schedule which appears in the Company's Annual Report on Form 10-K for the year ended September 30, 2002.

/S/ ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

Albrecht, Viggiano, Zureck & Company, P.C.
Hauppauge, New York
June 20, 2003